                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 15)

                         CONNECTIVITY TECHNOLOGIES INC.
                     (formerly known as Tigera Group, Inc.)
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)


                                    207865106
                                 (CUSIP Number)


                            Charles B. Friedman, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 468-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 18, 1998
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                              Page 1 of 16 Pages.

                                AMENDMENT NO. 15 TO
CUSIP NO. 207865106                 SCHEDULE 13D              PAGE 2 OF 16 PAGES

              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

                   Hudson River Capital LLC (f/k/a Forschner Enterprises, Inc.)

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [ ]
                                                                       (b)   [ ]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS
                   W/C

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

   NUMBER OF SHARES        7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                1,854,044
         WITH

                           8    SHARED VOTING POWER

                                     -0-

                           9    SOLE DISPOSITIVE POWER

                                     1,854,044

                          10    SHARED DISPOSITIVE POWER

                                     -0-

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,854,044

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES    [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     33.3%

     14       TYPE OF REPORTING PERSON

                                     OO

                               AMENDMENT NO. 15 TO
CUSIP NO. 207865106                SCHEDULE 13D               PAGE 3 OF 16 PAGES


          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

                                Brae Group, Inc.


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [ ]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS
                                N/A


   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  (a)  [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     (b)  [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                Delaware

                       7

 NUMBER OF SHARES           SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                 215,962
 REPORTING PERSON
       WITH

                       8    SHARED VOTING POWER


                                -0-


                       9    SOLE DISPOSITIVE POWER


                                215,962

                    10      SHARED DISPOSITIVE POWER


                                -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                -0-


   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                3.9%

   14     TYPE OF REPORTING PERSON


                                CO

CUSIP NO. 207865106            AMENDMENT NO. 15 TO            PAGE 4 OF 16 PAGES
                                  SCHEDULE 13D


          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

                                Louis Marx, Jr.


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                       (b)   [ ]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS
                                N/A


   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


 NUMBER OF SHARES      7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                 -0-
 REPORTING PERSON
       WITH

                       8    SHARED VOTING POWER

                                -0-


                       9    SOLE DISPOSITIVE POWER

                                -0-


                      10    SHARED DISPOSITIVE POWER

                                -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                -0-
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0%

   14     TYPE OF REPORTING PERSON

                                IN

                        AMENDMENT NO. 15 TO SCHEDULE 13D

         Hudson River Capital LLC (successor by merger to Forschner Enterprises, Inc. and formerly known as Victory Capital LLC ("Enterprises")), a Delaware limited liability company ("Hudson River"), Brae Group, Inc., a Delaware corporation ("Brae"), and Louis Marx, Jr. ("Mr. Marx") hereby amend and restate the Statement on Schedule 13D, filed by Enterprises and The Forschner Group, Inc. (currently known as Swiss Army Brands, Inc.), a Delaware corporation ("Forschner"), on June 17, 1994, as amended by Amendment No. 1 filed by Enterprises and Forschner on November 18, 1994, Amendment No. 2 filed by Enterprises on November 21, 1994, Amendment No. 3 filed by Enterprises on December 15, 1994, Amendment No. 4 filed by Enterprises on December 30, 1994, Amendment No. 5 filed by Enterprises on January 11, 1995, Amendment No. 6 filed by Enterprises on January 26, 1995, Amendment No. 7 filed by Enterprises on March 22, 1995, Amendment No. 8 filed by Enterprises on March 31, 1995, Amendment No. 9 filed by Enterprises on June 19, 1995, Amendment No. 10 filed by Enterprises on July 10, 1995, Amendment No. 11 filed by Enterprises on October 26, 1995, Amendment No. 12 filed by Enterprises on November 13, 1995, Amendment No. 13 filed by Enterprises, Brae and Mr. Marx on December 18, 1995 and Amendment No. 14 filed by Enterprises, Brae and Mr. Marx on January 31, 1996 (the "Schedule 13D"), with respect to the common stock, par value $.04 per share, of Connectivity Technologies Inc. (formerly known as Tigera Group, Inc.), a Delaware corporation.


ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 15 to Schedule 13D (the "Amendment") relates to shares of common stock, $.04 par value per share (the "Common Stock"), of Connectivity Technologies Inc. (formerly known as Tigera Group, Inc.), a Delaware corporation ("CTI"), whose principal executive offices are located at 667 Madison Avenue, 25th Floor, New York, New York 10021. The number of shares reported in this Amendment reflect the Company's one-for-four reverse stock split which was effected in December 1996.


ITEM 2.           IDENTITY AND BACKGROUND.

         This Amendment is being filed jointly by Hudson River, Brae and Mr.
Marx.

Hudson River

         Hudson River, a Delaware limited liability company, commenced operations in January 1994 and currently conducts its operations through small and medium sized companies in which it holds controlling or other equity interests. The address of the principal business and principal office of Hudson River is 667 Madison Avenue, 25th Floor, New York, New York 10021.

         Set forth on Schedule A hereto is the name, the citizenship, the business or residence address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Hudson River.

         During the last five years, neither Hudson River nor, to the best knowledge of Hudson River, any other person identified on Schedule A, has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Hudson River nor, to the best knowledge of Hudson River, any person identified on Schedule A, was or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Brae

         Brae, a Delaware corporation, holds equity interests in various entities in diversified industries. The address of the principal business and principal office of Brae is Suite 4900, 333 Clay Street, Houston, Texas, 77002.

         Set forth on Schedule B hereto is the name, the citizenship, the business or residence address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Brae.

         During the last five years, neither Brae nor, to the best knowledge of Brae, any other person identified on Schedule B, has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Brae nor, to the best knowledge of Brae, any person identified on Schedule B, was or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Mr. Marx

         Mr. Marx is a United States citizen and a private investor. Mr. Marx's business address is 667 Madison Avenue, New York, New York, 10021.

         Mr. Marx does not directly own any shares of the Common Stock of CTI and is joining in filing this statement as a matter of prudence by reason of the fact that, as the holder of the majority voting interests in Brae, which, in turn, owns indirectly a significant percentage of the outstanding voting securities of Hudson River, Mr. Marx may be deemed to be the indirect beneficial owner of the shares of Common Stock owned directly by Hudson River and Brae within the meaning of Rule 13d-3 promulgated under the Exchange Act.

         The present principal occupation or employment of Mr. Marx and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted is set forth on Schedule A.

         During the last five years, Mr. Marx has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Marx was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 17, 1998, Hudson River purchased 30,000 shares of Common Stock in an open market transaction at a price of $2.00 per share, and on March 18, 1998, Hudson River purchased an additional 75,000 shares of Common Stock in an open market transaction at a price of $2.125 per share. The aggregate purchase price for these purchases, inclusive of sales charges, was $219,375 and was paid in cash from Hudson River's working capital.


ITEM 4.           PURPOSE OF TRANSACTION.

         Hudson River acquired the additional shares reported hereby in open market transactions for investment purposes. As a result of such acquisitions Hudson River currently holds 1,854,044 shares of Common Stock of CTI which represents approximately 33.3% of the outstanding Common Stock of CTI.

         Depending upon various factors, Hudson River may in the future take such actions with respect to its holdings of Common Stock as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include, inter alia, the disposition, from time to time or at any time, of all or a portion of the Common Stock, either in a distribution to Hudson River's members or in the sale(s) of Common Stock in the open market or in privately negotiated transactions to one or more purchasers, as well as the acquisition of additional shares and other transactions.

         Except as described herein, Hudson River has not currently formulated any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of CTI, or the disposition of securities of CTI;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CTI or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of CTI or any of its subsidiaries, although it is noted that the Board of Directors of CTI has announced the possible sale of the Energy Electric Assembly division of its Connectivity Products Incorporated subsidiary;

         (d) Any change in the present board of directors or management of CTI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of CTI;

         (f) Any other material change in CTI's business or corporate structure;

         (g) Changes in CTI's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CTI by any person;

         (h) Causing a class of securities of CTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of CTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Hudson River is the direct beneficial owner of an aggregate of 1,854,044 shares of Common Stock of CTI, constituting approximately 33.3% of the outstanding Common Stock of CTI (based on 5,565,256 shares of Common Stock outstanding on the date of filing this Amendment No. 15).

         Brae is the direct beneficial owner of 215,962 shares of Common Stock of CTI, constituting approximately 3.9% of the outstanding Common Stock (based on 5,565,256 shares of Common Stock outstanding on the date of filing this Amendment No. 15). In addition, as a significant indirect holder of the outstanding voting securities of Hudson River, Brae may be deemed to be the indirect beneficial owner, within the meaning of Rule 13d-3 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"), of the 1,854,044 shares of Common Stock (constituting approximately 33.3%) owned directly by Hudson River. The filing of this statement by Brae shall not be deemed to be an admission by Brae that Brae is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of such shares of Common Stock held directly by Hudson River. Brae disclaims indirect beneficial ownership of the shares of Common Stock held directly by Hudson River, including, without limitation, direct or indirect, voting power and/or investment power, whether sole, shared or otherwise through any contract, arrangement, understanding, relationship or otherwise.

         Mr. Marx does not own directly any shares of Common Stock of CTI and is joining in filing this amendment as a matter of prudence by reason of the fact that, as the holder of the majority of the outstanding voting interests in Brae which, in turn, owns indirectly a significant percentage of the outstanding voting securities of Hudson River, Mr. Marx may be deemed to be the indirect beneficial owner, within the meaning of Rule 13d-3 promulgated under the Exchange

Act, of (i) the 1,854,044 shares of Common Stock owned directly by Hudson River and (ii) the 215,962 shares of Common Stock owned directly by Brae.

         Hudson River has sole power to vote or direct the vote of 1,854,044 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of 1,854,044 shares of Common Stock and shared power to dispose or to direct the disposition of no shares of Common Stock. If, however, Brae is deemed to be the indirect beneficial owner of the 1,854,044 shares of Common Stock owned directly by Hudson River, Hudson River may be deemed to have sole power to vote or direct the vote of no shares of Common Stock, shared power to vote or direct the vote of 1,854,044 shares of Common Stock, sole power to dispose or to direct the disposition of no shares of Common Stock and shared power to dispose or to direct the disposition of 1,854,044 shares of Common Stock.

         Brae has sole power to vote or direct the vote of 215,962 shares of Common Stock and sole power to dispose or to direct the disposition of 215,962 shares of Common Stock. In addition, if Brae is deemed to be the indirect beneficial owner of the 1,854,044 shares of Common Stock owned directly by Hudson River, Brae may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or to direct the disposition of such 1,854,044 shares of Common Stock. Brae disclaims direct and indirect beneficial ownership of the 1,854,044 shares of Common Stock held directly by Hudson River, including, without limitation, direct or indirect, voting power and/or investment power, whether sole, shared or otherwise through any contract, arrangement, understanding, relationship or otherwise.

         Mr. Marx has sole power to vote or direct the vote of no shares of Common Stock and sole power to dispose or to direct the disposition of no shares of Common Stock. If, however, Brae is deemed to be the indirect beneficial owner of the 1,854,044 shares of Common Stock owned directly by Hudson River, as the holder of the majority of the outstanding voting interests in Brae, Mr. Marx may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or to direct the disposition of, the 1,854,044 shares of Common Stock held directly by Hudson River. In addition, if Mr. Marx is deemed to be the indirect beneficial owner of the 215,962 shares of Common Stock held directly by Brae, Mr. Marx may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or to direct the disposition of such 215,962 shares of Common Stock. Mr. Marx disclaims direct and indirect beneficial ownership of the 1,854,044 shares of Common Stock and the 215,962 shares of Common Stock held directly by Hudson River and Brae, respectively, including, without limitation, direct or indirect, voting power and/or investment power, whether sole, shared or otherwise through any contract, arrangement, understanding, relationship or otherwise.

         The beneficial ownership of shares of Common Stock of CTI of the persons named in Schedule A to Item 2 hereof is set forth on Schedule C hereof. Each of such persons set forth thereon has sole power to vote or direct the vote of and sole power to dispose or direct the disposition of the shares of Common Stock described to be beneficially owned by such person.

         None of the persons named in Schedule B to Item 2 hereof is a beneficial owner of shares of Common Stock of CTI.

         (c) The following table lists the transactions in the Common Stock that were effected during the past 60 days:

                NAME                          DATE                TRANSACTION         PRICE PER     TYPE OF TRANSACTION
                                                                                        SHARE
Hudson River Capital LLC              March 17, 1998         Purchase of 30,000          $2.00     Open Market Purchase
                                                             shares
Hudson River Capital LLC              March 18, 1998         Purchase of 75,000         $2.125     Open Market Purchase
                                                             shares


          (d)     Not applicable.

          (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Joint Filing Agreement, filed herewith as Exhibit A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CTI, including, but not limited to, transfer or other voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement, dated as of April 30, 1998, by and among Hudson River, Brae and Mr. Marx.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 1998

                                       HUDSON RIVER CAPITAL LLC


                                       By: /s/ Clarke H. Bailey
                                          --------------------------------------
                                            Clarke H. Bailey
                                            Co-Chairman

                                       BRAE GROUP, INC.


                                       By: /s/ W. Kirk Bosche
                                          --------------------------------------
                                            W. Kirk Bosche
                                            Vice President - Finance


                                       By: /s/ Louis Marx, Jr.
                                          --------------------------------------
                                            Louis Marx, Jr.

            SCHEDULE A TO AMENDMENT 15 TO SCHEDULE 13D FILED JOINTLY
        BY HUDSON RIVER CAPITAL LLC, BRAE GROUP, INC. AND LOUIS MARX, JR.

The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Hudson River Capital LLC ("Hudson River"):

Name:                                   Clarke H. Bailey
                                        ----------------------------------------
                                        Co-Chairman of the Board and a Director

Citizenship:                            United States

Business Address:                       667 Madison Avenue
                                        New York, New York  10021

Principal Occupation:                   Co-Chairman of Hudson River

Name:                                   Robert L. Egan
                                        ----------------------------------------
                                        President and a Director

Citizenship:                            United States

Business Address:                       667 Madison Avenue, Suite 2500
                                        New York, New York  10021

Principal Occupation:                   President of Hudson River

Name:                                   Herbert M. Friedman
                                        ----------------------------------------
                                        Director

Citizenship:                            United States

Business Address:                       667 Madison Avenue, 25th Floor
                                        New York, New York  10021

Principal Occupation:                   Attorney


Name:                                   Louis Marx, Jr.
                                        ----------------------------------------
                                        Co-Chairman of the Board and a Director

Citizenship:                            United States

Business Address:                       667 Madison Avenue, Suite 2500
                                        New York, New York  10022

Principal Occupation:                   Private investor

Name:                                   John A. MacDonald
                                        ----------------------------------------
                                        Director

Citizenship:                            United States

Business Address:                       c/o Hallmark Cards, Inc.
                                        2501 McGee Traffic Way
                                        Kansas City, MO 64108

Principal Occupation:                   Director, Private Investing, Hallmark,
                                        Inc.


Name:                                   Alasdair J.K. Pein
                                        ----------------------------------------
                                        Director

Citizenship:                            South African

Business Address:                       c/o Task (USA), Inc.
                                        30 Rockefeller Plaza
                                        Room 5455
                                        New York, NY 10112

Principal Occupation:                   President and Chief Executive Officer of
                                        Task (USA), Inc.

Name:                                   Stanley R. Rawn, Jr.
                                        ----------------------------------------
                                        Director

Citizenship:                            United States

Business Address:                       667 Madison Avenue
                                        New York, New York  10021

Principal Occupation:                   Chief Executive Officer of
                                        Noel Group, Inc.

Name:                                   James J. Reiss, Jr.
                                        ----------------------------------------
                                        Director

Citizenship:                            United States

Business Address:                       Suite 3826, 701 Poydras Street
                                        New Orleans, LA 70139

Principal Occupation:                   Managing Partner, TANO, L.L.C.

Name:                                   Perry C. Rogers
                                        ----------------------------------------
                                        Director

Citizenship:                            United States

Business Address:                       Agassi Enterprises
                                        2302 West Sahara, Suite 1150
                                        Las Vegas, NV 89102

Principal Occupation:                   Chief Operating Officer, Agassi
                                        Enterprises

Name:                                   Gregory P. Shlopak
                                        ----------------------------------------
                                        Director

Citizenship:                            United States

Business Address:                       Cyrk, Inc.
                                        3 Pond Road
                                        Gloucester, MA 01930

Principal Occupation:                   Chairman of the Board and Chief
                                        Executive Officer, Cyrk, Inc.

Name:                                   Bernadette Brennan
                                        ----------------------------------------
                                        Secretary

Citizenship:                            New Zealand

Business Address:                       667 Madison Avenue, Suite 2500
                                        New York, New York  10021

Principal Occupation:                   Director of Marketing, Hudson River

            SCHEDULE B TO AMENDMENT 15 TO SCHEDULE 13D FILED JOINTLY
        BY HUDSON RIVER CAPITAL LLC, BRAE GROUP, INC. AND LOUIS MARX, JR.

The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Brae Group, Inc. ("Brae"):

Name:                                   M. Leo Hart
                                        ----------------------------------------
                                        Director, President and Chief Executive
                                        Officer

Citizenship:                            United States

Business Address:                       200 Crescent Court, Suite 1375
                                        Dallas, TX 75201



Principal Occupation:                   President, Brae

Name:                                   George M. Nevers
                                        ----------------------------------------
                                        Chairman of the Board of Directors and
                                        President

Citizenship:                            United States

Residence Address:                      1902 Wroxton Road
                                        Houston, TX 77005

Principal Occupation:                   Oil and gas consultant

Name:                                   W. Kirk Bosche
                                        ----------------------------------------
                                        Vice President - Finance, Secretary and
                                        Treasurer

Citizenship:                            United States

Business Address:                       Suite 4900, 333 Clay Street
                                        Houston, TX 77002

Principal Occupation:                   Vice President - Finance of Brae

            SCHEDULE C TO AMENDMENT 15 TO SCHEDULE 13D FILED JOINTLY
        BY HUDSON RIVER CAPITAL LLC, BRAE GROUP, INC. AND LOUIS MARX, JR.

NAME OF                             NUMBER OF SHARES
BENEFICIAL OWNER                    OF COMMON STOCK                 PERCENTAGE
----------------                    ---------------                 ----------
Clarke H. Bailey                           9,500(1)                       *
Herbert M. Friedman                          -0-(2)                       *
John MacDonald                             4,314                          *
Stanley R. Rawn, Jr.                      65,000                          *
Gregory P. Shlopak                       142,915                          1.2%


--------------------
*      Less than 1%

(1) Consists of 9,500 shares of Common Stock held directly. Does not reflect 50,000 shares of Common Stock currently issuable upon exercise of a warrant which Mr. Bailey has agreed not to exercise until 1999 or 500 shares of Common Stock issuable upon exercise of an option which becomes exercisable in 1999.

(2) Does not reflect 6,250 shares of Common Stock currently issuable upon exercise of a warrant which Mr. Friedman has agreed not to exercise until 1999 or 500 shares of Common Stock issuable upon exercise of an option which becomes exercisable in 1999.